Exhibit 99.1

Automatic Securities Disposition Plan Adopted
by Shopify Chief Executive Officer

Internet, Everywhere - September 6, 2024 - Shopify Inc. (NYSE, TSX: SHOP), announced today that Tobias Lütke, Shopify’s Chief Executive Officer, has adopted an automatic securities disposition plan (“ASDP”), in accordance with securities laws and Shopify’s internal policies, with sales of Class A Subordinate Voting Shares (“Class A Shares”) under the plan eligible to commence on or after September 17, 2024. The Ontario Securities Commission issued a decision exempting Mr. Lütke from the prospectus requirements under Canadian securities legislation with respect to sales of Class A Shares under the ASDP. This announcement is made pursuant to the requirements of that decision. Mr. Lütke entered into automatic securities disposition plans under a similar exemption annually from 2017 to 2021.

The ASDP permits trades to be made in accordance with pre-arranged instructions given when Mr. Lütke was not in possession of material non-public information regarding Shopify. The ASDP provides for the sale of an aggregate of up to 2,564,964 Class A Shares and will terminate no later than December 31, 2025. All the Class A Shares that could potentially be sold under the ASDP are pursuant to vested options and restricted share units granted to Mr. Lütke as compensation for his services as Chief Executive Officer. The ASDP does not provide for the conversion of any multiple voting shares of the Company owned by Mr. Lütke.

About Shopify
Shopify is the leading global commerce company that provides essential internet infrastructure for commerce, offering trusted tools to start, scale, market, and run a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for speed, customization, reliability, and security, while delivering a better shopping experience for consumers online, in store and everywhere in between. Shopify powers millions of businesses in more than 175 countries and is trusted by brands such as Mattel, Gymshark, Heinz, FTD, Netflix, Kylie Cosmetics, SKIMS, Supreme, and many more. For more information, visit www.shopify.com.

CONTACT:
INVESTORS:	MEDIA:
Carrie Gillard	Alex Lyons
Director, Investor Relations	Senior Lead, External Communications
IR@shopify.com	press@shopify.com
SOURCE: Shopify